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                      SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                            ____________________

                             SCHEDULE 14D-1/A
                          TENDER OFFER STATEMENT
                       PURSUANT TO SECTION 14(D)(1)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 4)
                            ____________________

                           PROXIMA CORPORATION
                        (NAME OF SUBJECT COMPANY)

                           BD ACQUISITION CORP.
                                ASK ASA
                                (BIDDERS)

                       COMMON STOCK, PAR VALUE $.001
                       (TITLE OF CLASS OF SECURITIES)

                                744287103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ____________________

                            OLE J. FREDRIKSEN
                   PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 ASK ASA
                              K.G. MELDAHLSVEI 9
                              N-1602 FREDRIKSTAD
                                    NORWAY
                                (47 69) 34 0155
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
     AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPY TO:
                              John A. Healy, Esq.
                              Rogers & Wells LLP
                                200 Park Avenue
                           New York, New York 10166
                                (212) 878-8000

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
                             TENDER OFFER

     This Statement constitutes Amendment No. 4 to the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on March 13, 1998 (the "Schedule 14D-1"), as amended by Amendment Nos. 1, 2 and 3 filed with the Commission on March 26, 1998, March 31, 1998, and April 3, 1998, respectively, by BD Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of ASK asa, a corporation organized under the laws of the Kingdom of Norway ("Parent"), and Parent, relating to the tender offer of the Purchaser to purchase all of the outstanding shares (the "Shares") of common stock, par value $.001 per share (the "Common Stock"), of Proxima Corporation, a Delaware corporation, at a purchase price of $11.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 13, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

     The Schedule 14D-1 is hereby supplemented and/or amended as provided below:

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The Offer expired pursuant to its terms at Midnight, New York City time, on Thursday, April 9, 1998. Based on preliminary information provided by the Depositary, a total of 6,596,224 Shares (including 98,946 Shares subject to guarantees of delivery or receipt of additional documentation), representing approximately 91.8% of the outstanding Shares, were validly tendered and not withdrawn pursuant to the Offer. The Purchaser has accepted all Shares so tendered for payment pursuant to the terms of the Offer.

     The Purchaser intends to file a final amendment to the Schedule 14D-1 when it has completed its review of the documents submitted to the Depositary pursuant to the Offer and the final results of the Offer are known.

     In accordance with the requirements of the Merger Agreement, following its purchase of the tendered Shares the Purchaser intends to merge with and into the Company. In the Merger, each issued and outstanding Share (other than those owned by Parent, the Purchaser or any other wholly owned subsidiary of Parent, any Shares held in the treasury of the Company and Shares with respect to which appraisal rights have been demanded and perfected in accordance with applicable Delaware law) will be converted into and represent the right to receive $11.00 in cash. Based on the preliminary results provided by the Depositary, the Purchaser will be able to complete the Merger pursuant to the "short-form" merger procedure permitted under Delaware law if the Purchaser owns 90% or more of the outstanding Shares. If the short-term merger procedure is available, the Purchaser expects to complete the Merger within the next several business days.

ITEM 10.  ADDITIONAL INFORMATION.

     (f) On April 10, 1998, Parent issued a press release announcing the results of the Offer, a copy of which has been filed as Exhibit (a)(12) to this Amendment No. 4 and is incorporated herein by reference in its entirety.


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ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

(a)(12) Press Release issued by Parent, dated April 10, 1998.

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                               SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 1998

                                      BD ACQUISITION CORP.


                                      By: /S/ OLE J. FREDRIKSEN
                                          -------------------------------------
                                         Name: Ole J. Fredriksen
                                         Title: President

                               SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 1998

                                      ASK asa


                                      By:/S/ OLE J. FREDRIKSEN
                                         --------------------------------------
                                         Name:  Ole J. Fredriksen
                                         Title:   President and Chief Executive
                                                  Officer

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                           INDEX TO EXHIBITS


EXHIBIT
NUMBER                                EXHIBIT
-------                               -------

(a)(12)     Press Release issued by Parent, dated April 10, 1998.







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